[COMPANY LOGO]

FOR IMMEDIATE RELEASE


                  VIMPELCOM RAISES US$250 MILLION OF FINANCING
                        IN THE INTERNATIONAL BOND MARKETS

MOSCOW   AND  NEW  YORK   (JUNE   16,   2004)  -  OPEN   JOINT   STOCK   COMPANY
"VIMPEL-COMMUNICATIONS" ("VIMPELCOM" OR THE "COMPANY") (NYSE: VIP) today announced that it has raised US$250 million in debt financing through the issuance of notes in the international bond markets. The notes bear an annual interest rate of 10.0% and are due on June 16, 2009. VimpelCom intends to use the net proceeds of the debt financing to continue the development and expansion of its networks, including through possible acquisitions or investments in existing wireless operators or entering into partnerships and joint ventures, and to refinance certain current and long-term indebtedness.

This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act of 1933, as amended (the "Securities Act"). This press release shall not constitute an offer to sell or the solicitation of an offer to buy the notes, nor shall there be any sale of the notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The notes have been offered to qualified institutional buyers in reliance on Rule 144A under the Securities Act and outside the United States in reliance on Regulation S under the Securities Act. The notes will not be registered under the Securities Act. Unless and until so registered, the notes may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

VimpelCom is a leading provider of telecommunications services in Russia, operating under the "Bee Line GSM" brand. The VimpelCom Group's license portfolio covers approximately 92% of Russia's population (134 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg. VimpelCom was the first Russian company to list its shares on The New York Stock Exchange ("NYSE"). VimpelCom's ADSs are listed on the NYSE under the symbol "VIP".

This press release contains "forward-looking statements," as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the Company's use of the proceeds from the transaction described above and are based on Management's best assessment of the Company's strategic and financial position and of future market conditions and opportunities. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia and general economic developments in Russia and other factors. As a result of such risks and uncertainties, there can be no assurance that the effects of

                                     -more-

VIMPELCOM ANNOUNCES THAT IT RAISES US$250 MILLION OF DEBT FINANCING IN THE INTERNATIONAL BOND MARKETS
PAGE 2 OF 2

competition or current or future changes in the political, economic and social environment or current or future regulation of the Russian telecommunications industry will not have a material adverse effect on the VimpelCom Group and there can be no assurance that the Company will be able to use the proceeds from the transaction described above in the manner described in this press release. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2003 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

This communication is directed solely at persons who (i) are outside the United Kingdom or (ii) are investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Financial Promotion Order") or (iii) are persons falling within Article 49(2)(a) to (e) of the Financial Promotion Order or (iv) is a person to whom such communication may otherwise lawfully be made in accordance with the FSMA (all such persons together being referred to as "relevant persons"). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

FOR MORE INFORMATION, PLEASE CONTACT:

Valery Goldin                                 Christopher Mittendorf
VimpelCom (Moscow)                            Edelman Financial Worldwide
Tel: 7(095) 974-5888                          Tel: 1(212) 704-8134
vgoldin@vimpelcom.com                         christopher.mittendorf@edelman.com